Exhibit 4.13

DAL GROUP, LLC
TAX INDEMNIFICATION AGREEMENT

THIS TAX INDEMNIFICATION AGREEMENT (this “Agreement”), dated as of January 15, 2010, is entered into by and between DAL Group, LLC, a Delaware limited liability company (the “Company”) and Chardan 2008 China Acquisition Corp. (“Chardan”).

Recitals

WHEREAS, Chardan is to become a member of the Company and enter into the Amended and Restated Limited Liability Company Agreement of DAL Group, LLC dated as of the date hereof (the “LLC Agreement”).

WHEREAS,  to induce Chardan to enter into the LLC Agreement the Company has agreed to enter into this Agreement to provide certain tax indemnifications to Chardan.

NOW, THEREFORE, the parties agree as follows:

1. DEFINITIONS.

(a) “Accountant” shall mean McGladrey & Pullen LLP, or other nationally recognized certified public accounting firm mutually agreed to by the parties.

(b) “Amended Indemnity Amount” is defined in Section 2(b).

(c) “Code” means the United States Internal Revenue Code of 1986, as amended.

(d) “Final Determination” means a “determination” within the meaning of Section 1313(a) of the Code, a binding settlement with any taxing authority, or a determination by the Accountant in connection with the filing of a Tax Return for Chardan or the Company.

(e) “FlatWorld Participants” means FlatWorld DAL, LLC, Raj Gupta and Jeffrey Valenty.

(f)           “FlatWorld Tax Indemnification Agreement” means that certain tax indemnification agreement entered into by and between the FlatWorld Participants and Chardan dated as of the date hereof.

(g)           “Indemnified Loss Event” is defined in Section 2(a).

(h)           “Indemnity Amount” means, with respect to Chardan, (i) the amount, determined by the Accountant in its reasonable discretion, of the increase in Taxes actually payable by Chardan for the tax year in question, including those Taxes, if any, resulting from the receipt by Chardan of an indemnity payment pursuant to this Agreement; (ii) reasonable fees of accountants and attorneys incurred by Chardan in calculating the increase in Taxes subject to indemnity hereunder or in complying with its obligations, defending any actions, or enforcing any of its rights under this Agreement; (iii) any Indemnification Expenses not payable pursuant to the Tax Indemnification Agreements; and (iv) any indemnification from the Company as to which Chardan is entitled pursuant to the last sentence of Section 3(d) of the Stern Participants Tax Indemnification Agreement and the last sentence of Section 5(d) of the FlatWorld Tax Indemnification Agreement.

(i)           “Indemnification Expenses” is defined in Section 1(q) of the Stern Participants Tax Indemnification Agreement and Section 1(r) of the FlatWorld Tax Indemnification Agreement.

(j)           “Indemnity Payment” is defined in Section 2(a).

(k)           “LLC Agreement” is defined in the Recitals.

(l)           “Notice Date” is defined in Section 3(a).

(m)           “Reverse Indemnity” is defined in Section 2(c).

(n)           “Stern Participants” means David J. Stern, the Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc. and Default Servicing, Inc.

(o)           “Stern Participants Tax Indemnification Agreement” means that certain tax indemnification agreement entered into by and between the Stern Participants and Chardan dated as of the date hereof.

(p)           “Tax” or “Taxes” shall mean all federal, state and local income taxes, imposed by any U.S. federal, state, local or other government, or any agency or political subdivision thereof, together with any interest, penalties or additions to tax imposed thereon.

(q)           “Tax Indemnification Agreements” means the Stern Participants Tax Indemnification Agreement and the FlatWorld Tax Indemnification Agreement.

(r)           “Tax Return” includes any return (including any informational return in the case of an entity taxed as a partnership), declaration, report, claim for refund or credit, information return or statement, and any amendment thereto, including any consolidated, combined, unitary or separate return or other document (including any related or supporting information or schedule), required to be filed with any governmental entity in connection with the determination, assessment, collection or payment of Taxes or the administration of any Laws, regulations or administrative requirements relating to Taxes.

2. INDEMNITY OBLIGATION.

(a) The Company hereby agrees to indemnify, defend and hold harmless Chardan against and to pay to, or on behalf of, Chardan (an “Indemnity Payment”) any Indemnity Amount incurred by Chardan as a result of a Final Determination that the Taxes payable by Chardan, in a taxable year with respect to the income recognized by Chardan as a result of being a Member of the Company, is in excess of the current year tax distributions received by Chardan pursuant to Section 5.4 of the LLC Agreement (an “Indemnified Loss Event’); provided, however, the Company will not be required to make an Indemnity Payment to the extent Chardan recovers an Indemnity Payment for the same Indentified Loss Event from the Stern Participants pursuant to the Stern Participants Tax Indemnification Agreement or the FlatWord Participants pursuant to the FlatWorld Participants Tax Indemnification Agreement.

(b) If it is determined that the initial determination of an Indemnity Amount was incorrect (including by reason of a subsequent examination by a taxing authority or the filing of an amended tax return) (the “Amended Indemnity Amount”), and the Amended Indemnity Amount is greater than the initial Indemnity Amount, the Company shall make an additional payment to Chardan promptly after such determination in an amount equal to the difference between (i) the payment previously made pursuant to Section 2(a) hereof, and (ii) the payment that would have been paid pursuant to Section 2(a) if had such original determination been correct (but taking into account any additional interest, penalty or addition to Tax as a result of the fact that the payment is made later). In the event the Amended Indemnity Amount is less than the initial Indemnity Amount, subject to the limitations herein, Chardan shall make a payment to the Company in an amount equal to the difference between (i) the payment previously made pursuant to Section 2(a), and (ii) the payment that would have been made if such original determination had been correct. In the event such initial Indemnity Amount (or portion thereof) has previously been paid to a taxing authority, Chardan will be required to make a payment to the Company only following the receipt of any tax refund arising from the Amended Indemnity Amount, including any interest received by Chardan as part of such tax refund; provided, however, that Chardan will not be required to make any payment in excess of the amount of any tax refund (including interest thereon) less any Taxes payable by Chardan in connection with the receipt of such refund. If more than one payment is to be made pursuant to this Section 2(b), the later payments shall take into account the effect of any prior payments.  To the extent that Chardan recovered Indemnity Payments for the Indemnified Loss Event resulting in the Amended Indemnity Amount from the Stern Participants, the FlatWorld Participants and the Company, any amounts to be paid to such parties as a result of an Amended Indemnity Amount shall be shared among the Stern Participants, the FlatWorld Participants and the Company, on a pro rata basis, in accordance with the amount of the original Indemnity Payment made by them with respect to that Indemnified Loss Event

(c) If an event that results in an Indemnified Loss Event for which an Indemnity Payment is paid pursuant to Section 2(a) has the effect of actually reducing the federal, state or local income tax liability of Chardan in a future tax year (including if the event results in an increase in tax basis which reduces Chardan’s taxable gain or increases Chardan’s taxable loss on a subsequent sale of its Membership Interests or upon the subsequent sale of the assets of the Company), and if such reduction has not previously been taken into account in computing an Indemnity Amount, then Chardan shall pay to the Company, an amount (a “Reverse Indemnity”) equal to the amount of such actual reduction in Taxes but only to the extent Chardan has received in cash (i) tax distributions pursuant to Section 5.4 of the LLC Agreement in excess of Taxes payable by Chardan in respect of such taxable year or (ii) a tax refund resulting from such actual reduction in Taxes less any Taxes payable by Chardan in connection with the receipt of such tax refund.  Chardan shall not be obligated to make any payment pursuant to this Section 2(c) to the extent that the sum of the amount of the aggregate payments made pursuant to this Section 2(c) is in excess of the aggregate Indemnity Amounts previously paid to Chardan with respect to the Indemnified Loss Event. To the extent that Chardan recovered Indemnity Payments for the Indemnified Loss Event resulting in the Reverse Indemnity from the Stern Participants, the FlatWorld Participants and the Company, any amounts to be paid to such parties as a result of the Reverse Indemnity shall be shared among the Stern Participants, the FlatWorld Participants and the Company, on a pro rata basis, in accordance with the amount of the original Indemnity Payment made by them with respect to that Indemnified Loss Event.

3. PROCEDURAL MATTERS.

(a) Once there has been a Final Determination, board members of Chardan, not nominated by the Stern Participants or FlatWorld Participants, may make a demand on behalf of Chardan for any Indemnity Amount under Section 2(a) by providing written notice to the Company. Such written notice shall be provided to the Company  as soon as practicable after such Final Determination (the “Notice Date”).

(b) The Company shall make any required payments to Chardan pursuant to this Agreement no later than twenty (20) days after the Notice Date, but in no event later than the date Chardan is required to make a payment of any additional Taxes as the result of an Indemnified Loss Event. Any such payment shall be treated as an indemnification payment and not as a distribution under Section 5.3 or Section 5.4 of the LLC Agreement.

(c) To the extent permitted by law, without the imposition of a penalty under Section 6662 of the Code, Chardan agrees to report any item on such Tax Returns, and to take positions in any other Tax filings, in a manner consistent with the positions taken by the Company on its Tax Returns. Chardan agrees to not take any action independent of the  Tax Matters Partner (as defined in Section 6231(a)(7) of the Code) of the Company in any examination or other proceeding in respect of the Company’s Tax Returns and to cooperate with the Company, or the Tax Matters Partner, in pursuing any contest or other proceeding in respect of Taxes.

(d) The Company and Chardan agree to use the Accountant to prepare their respective Tax Returns.

4. NOTICES.  All notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if (a) physically delivered, (b) one (1) day after having been delivered to Federal Express or other delivery courier in time and specifying next day delivery, with proof of delivery to the recipient received by the courier in the form of a signature of recipient, (c) three (3) days after having been deposited in the United States mail, as certified mail with return receipt requested and with postage prepaid, or (d) transmitted by electronic mail or similar means, provided that a physical copy is subsequently delivered by means described in (a), (b) or (c) above, addressed to the parties at the addresses listed below.  The addresses and other information so indicated for any party may be changed by a party by written notice to the other parties.

Notice to the Company:

DAL Group, LLC
900 South Pine Island Road
Suite 400
Plantation, FL 33324
Attn: David J. Stern, Esq.
Facsimile: (954) 233-8000

with a copy to:

Chardan Capital, LLC
474 Three Mile Road
Glastonbury, CT 06033
Attn: Dan Beharry
Facsimile: (281) 644-5751
Email: dbeharry@chardancapital.com

Notice to Chardan:

Chardan 2008 China Acquisition Corp.
c/o Chardan Capital, LLC
474 Three Mile Road
Glastonbury, CT 06033
Attn: Dan Beharry
Facsimile: (281) 644-5751
Email: dbeharry@chardancapital.com

and to:

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attn: Mitchell S. Nussbaum
Email: mnussbaum@loeb.com

5. AMENDMENTS.  All amendments to this Agreement shall be in writing and shall not be effective unless approved by all parties to this Agreement.

6. ENTIRE AGREEMENT.  This Agreement constitutes the entire Agreement between the parties and may be modified only as provided herein.  No representations or oral or implied agreements have been made by any party hereto or its agent, and no party to this Agreement relies upon any representation or agreement not set forth in it.  This Agreement supersedes any and all other agreements, either oral or written, by and among the parties with respect to the subject matter hereof.

7. JURISDICTION.  Each party hereby consents to the exclusive jurisdiction of the state and federal courts sitting in Florida in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement.  Each Member further agrees that, to the fullest extent permitted by law, personal jurisdiction over him, her or it may be effected by service of process by registered or certified mail addressed as provided in Section 4 of this Agreement, and that when so made will be as if served upon him, her or it personally.  EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR RELATING TO THE COMPANY OR ITS OPERATIONS.

8. BINDING EFFECT.  This Agreement shall be binding upon and shall inure to the benefit of the parties, their successors and assigns.  None of the provisions of this Agreement shall be construed as for the benefit of or as enforceable by any creditor of the parties or any other person not a party to this Agreement.

9. COUNTERPARTS.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

10. INTERPRETATION AND CONSTRUCTION.

(a) Florida Law to Control.  The validity and interpretation of, and the sufficiency of performance under, this Agreement shall be governed by Florida law, with regard to its conflicts of law rules.

(b) Arrangement and Classification.  This Agreement is divided into sections, subsections, paragraphs, subparagraphs and clauses, in that order of subdivision.  The division of this Agreement into subdivisions is for convenience only.  No inference, implication or presumption shall be drawn or made because of the location or grouping of any particular subdivision of this Agreement.

(c) Captions.  All captions are for convenience only, do not form a substantive part of this Agreement and shall not restrict or enlarge any substantive provisions of this Agreement.

(d) Severability.  The invalidity or unenforceability of any provision of this Agreement in a particular respect shall not affect the validity and enforceability of any other provision of this Agreement or of the same provision in any other respect.

(e) Number.  The singular form of any word used in this Agreement shall include the plural and vice versa.

(f) Gender.  The use in this Agreement of any word of any gender shall include correlative words of all genders.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

DAL GROUP, LLC

By: FLATWORLD DAL LLC, its Member

By: NAGINA ENGINEERING INVESTMENT CORP., its Member

By: ____________________________________
Name: Raj K. Gupta
Title: President

CHARDAN 2008 CHINA ACQUISITION CORP.

By:	____________________________________
Kerry Propper Chief Executive Officer